

Mail Stop 4631

September 18, 2009

<u>Via U.S. Mail and Facsimile</u>

Jonathan M. Gottsegen, Esq.
United Rentals (North America), Inc.
Senior Vice President, General Counsel and Corporate Secretary
Five Greenwich Office Park
Greenwich, Connecticut 06831

> **Re: United Rentals, Inc.**
> **United Rentals (North America), Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 10, 2009**
> **File No. 333-160884**

Dear Mr. Gottsegen:

        We have reviewed your responses to the comments in our letter dated August 25, 2009. We have provided additional comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Prospectus Cover Page</u>

1.   We note your response to comment one issued in our letter dated August 25, 2009. Please revise the prospectus cover page to list, at the top in bold print, the rights and guarantees along with the other securities registered on the Form S-3.

<u>Exhibit 5.3—Legal Opinion</u>

2.   Counsel must specifically set forth, in the legality opinion letter, any interpretive limitations regarding the opinion provided in the legality opinion letter. Accordingly, please have counsel revise the legality opinion to delete the last sentence of the first paragraph.

Jonathan M. Gottsegen, Esq.
United Rentals (North America), Inc.
United Rentals, Inc.
September 18, 2009
Page 2

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Dietrich King, Staff Attorney at (202) 551-3338, or in their absence, myself at (202) 551-3760 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

cc: Andrew D. Soussloff, Esq. (*via facsimile at* (212) 291-9147)
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004